Exhibit 99.2

HUDSON ACQUISITION I CORP.

COMPENSATION COMMITTEE CHARTER

Adopted on May 31, 2021

1.	Purpose

The Compensation Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Hudson Acquisition I Corp. (the “Company”) to discharge the responsibility of the Board relating to compensation of the Company’s executive officers, including the Chief Executive Officer (“CEO”), review the performance of the Company’s executives, set compensation-related policies, make recommendations to the Board relating to the Company’s equity-based incentive plans and report to the shareholders regarding the Company’s executive compensation practices and policies.

2.	Composition and Procedure

2.1	The Committee shall consist of no fewer than two members. Each member of the Committee shall meet the independence requirements of the U.S. securities laws and of any U.S. or foreign national securities exchange on which the Company’s stock may be listed from time to time. Specifically, under the NASDAQ Stock Market or NYSE MKT listing standards, the Board must affirmatively determine that all of the members of the Committee are independent. In affirmatively determining the independence of each Committee member, the Board must consider all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of a Committee member, including, but not limited to: (A) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (B) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

2.2	The Chairman of the Committee shall be appointed and removed by the Board.

2.3	The Committee shall meet at least once each year. Additional meetings may occur as the Committee or its Chairman deems advisable. The Committee is governed by the rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee is authorized and empowered to adopt its own rules of procedures not inconsistent with (a) any provision of this Charter, (b) any provision of the Articles of Incorporation, as amended and Amended and Restated Bylaws of the Company, or (c) the Delaware General Corporation Law.

2.4	The Committee shall keep adequate minutes of all its proceedings, and will report its actions at the next meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent.

3.	Committee Authority and Responsibilities

The Committee shall:

3.1	Review, at least annually, the performance of the CEO and consider and approve the CEO’s compensation including salary, bonus, incentive and equity compensation for the following year, taking into account the Company’s performance, the effect on shareholder value, the CEO’s performance, the responsibilities undertaken by the CEO, trends in the companies considered comparable to the Company, and any other factors the Committee considers relevant to the CEO’s compensation. The CEO shall not be present during voting or deliberations on matters relating to the compensation of the CEO.

3.2	Review the goals and objectives to be achieved by the CEO for the following year.

3.3	Review with the CEO the performance of the Company’s other executive officers.

3.4	Review, consider and approve salary, bonus, incentive, and equity compensation of executive officers other than the CEO. The CEO may be present during the voting or deliberations on the compensation of executive officers other than the CEO if the Committee so desires.

3.5	Review and make recommendations to the Board concerning the Company’s employee incentive compensation plans including bonuses and equity-based plans, benefit and severance plans and, as appropriate, establishing guidelines in relation thereto.

3.6	Review and, if appropriate, approve or recommend approval of employment agreements, severance arrangements, retirement arrangements, change in control agreements and provisions, and any special or supplemental benefits for each executive officer of the Company.

3.7	Review and recommend to the Board compensation for the non-employee directors.

3.8	Review and discuss with the Company’s management the compensation discussion and analysis (“CD&A”) prepared for inclusion in the Company’s annual proxy statement or annual report filed with the Securities and Exchange Commission (“SEC”), to the extent such CD&A is required by applicable law or stock exchange rules, and based on such review and discussion recommend to the Board that the CD&A be filed with such report in the form approved by the Committee. The Committee shall also produce a report to be included in the Company’s annual proxy statement or annual report filed with the SEC in accordance with applicable rules and regulations.

3.9	In discharging its responsibilities, have full access to any relevant records of the Company.

3.10	Consider such other matters in relation to the compensation and benefit policies of the Company, and carry out such other duties as may be assigned to the Committee from time to time to the Board.

3.11	The Committee will oversee the administration of the Company’s existing equity compensation plans and such other stock option or equity participation plans as may be adopted by the shareholders or the Board from time to time within the authority delegated by the Board.

3.12	The Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser (collectively, “Compensation Consultant”) to advise the Committee. If the Committee does retain or obtain the advice of a Compensation Consultant, the Committee shall be directly responsible for the appointment, termination, compensation and oversight of the work of any such Compensation Consultant. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to a Compensation Consultant.

3.13	The Committee may select a Compensation Consultant only after taking into consideration all relevant factors with respect to such Compensation Consultant’s independence, including the following:

(i)	The provision of other services to the Company by the Compensation Consultant;

(ii)	The amount of fees received from the Company by the Compensation Consultant, as a percentage of the total revenue of the Compensation Consultant;

(iii)	The policies and procedures of the Compensation Consultant that are designed to prevent conflicts of interest;

(iv)	Any business or personal relationship of the Compensation Consultant with a member of the Committee;

(v)	Any stock of the Company owned by the Compensation Consultant; and

(vi)	Any business or personal relationship of the Compensation Consultant or the person employing the Compensation Consultant with an executive officer of the Company.